

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 28, 2009

Mr. Wesley Ramjeet
Chief Executive Officer and Director
Profit Planners Management, Inc.
110 West 40th Street, Suite 2503
New York, NY 10018

> **Re: Profit Planners Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 21, 2009**
> **File No. 333-160513**

Dear Mr. Ramjeet:

We have reviewed your responses to the comments in our letter dated July 28, 2009, and have the following additional comments.

General

1. We note your response to our prior comment one in our letter dated July 28, 2009, and the accompanying disclosure in the registration statement discussing a private placement transaction conducted on August 7, 2009. Please advise how the selling shareholders who took place in the August 7, 2009, private placement became aware of the investment opportunity with the company. Tell us whether they had pre-existing relationships with the company or Mr. Ramjeet.

Selling Shareholders, page 12

2. Please revise your disclosure to clearly describe the transaction(s) in which each of the selling shareholders acquired the shares being offered. Specifically discuss how and when each selling shareholder acquired their shares.

Description of Business, page 16

3. We note your disclosure on page 16 that you provide short-term (one to three month) engagements of an outside chief financial officer to companies. Further, we note your discussion on page 17, stating that your current customers Micro-Cap Review, Inc. and 3A Media have six-month agreements in place with the company, with options to renew for successive one-year terms. Thus, based on your disclosure on page 17, it appears you

provide engagements for a period longer than the short-term basis discussed on page 16. Please reconcile.

4. Clarify your disclosure on page 17 discussing whom the company will focus its marketing efforts on over the next 12 months. We note conflicting disclosure related to independent clients versus "companies with whom our CEO has an ongoing relationship" with.

5. We note Mr. Ramjeet's and other selling shareholders' affiliations with Profit Planners, Inc. ("a private consulting firm") and CPA Tax Strategies. Explain whether these companies are competitors to the company. If so, revise to add a risk factor highlighting the potential conflicts of interest with respect to future engagements and explain how they will be resolved.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Bradley L. Steere II, Esq.
Via facsimile: (646) 304-1986